[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2005
WASH. D.C.
213

SECURIT 05038956 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-31097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1828 Swift, Suite #301
(No. and Street)

North Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Wolfe III 816-454-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite #100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Wolfe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT SERVICES, INC.

Financial Statements for the
Year Ended December 31, 2004
and Independent Auditors' Report

INVESTMENT MANAGEMENT SERVICES, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Investment Management Services, Inc.
Kansas City, Missouri

We have audited the accompanying balance sheet of Investment Management Services, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

February 9, 2005

INVESTMENT MANAGEMENT SERVICES, INC.

BALANCE SHEET
DECEMBER 31, 2004

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	1,116
Deposits with clearing organization		25,000
Accounts receivable		8,879
Interest receivable		35
Other receivables		5,083
Total current assets		40,113
FIXED ASSETS		
Office equipment		14,609
Accumulated depreciation		(12,890)
		1,719
	$	41,832
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	262
Other current liabilities		5,027
Total current liabilities		5,289
STOCKHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 150,000 shares authorized, 11,755 shares issued and outstanding		11,755
Common stock, $.01 par value, 1,000,000 shares authorized, 349,629 shares issued and outstanding		3,496
Additional paid-in capital		329,931
Retained deficit		(297,305)
Treasury stock, at cost		(11,334)
		36,543
	$	41,832

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES		
Net commissions from security transactions	$	63,091
OPERATING EXPENSES		
Personnel costs		32,755
Rent		6,000
Insurance		889
Telephone		2,139
Office expense		2,404
Professional fees		1,813
Subscriptions		212
Postage		1,109
Regulatory costs		3,067
Quotes		2,400
Depreciation		1,089
Other		1,922
		55,799
NET INCOME FROM OPERATIONS		7,292
OTHER INCOME (EXPENSES)		
Interest income		102
Loss on write-off of NASDAQ warrants		(3,300)
Interest expense		(15)
		(3,213)
NET INCOME	$	4,079

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net income	$	4,079
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		1,089
Investment write-off		3,300
Changes in operating assets and liabilities:		
Accounts receivable		(5,784)
Other assets		(3,735)
Accounts payable and accrued expenses		4,571
Cash provided by operating activities		3,520
INVESTING ACTIVITIES		
Purchase of equipment		(2,580)
Decrease in deposit with clearing organization		4
Cash used in investing activities		(2,576)
FINANCING ACTIVITIES		
Payment of accrued dividend		(941)
Cash used in financing activities		(941)
NET CHANGE IN CASH		3
CASH, BEGINNING OF YEAR		1,113
CASH, END OF YEAR	$	1,116

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDING DECEMBER 31, 2004

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
BALANCES, DECEMBER 31, 2003	$ 3,496	$ 11,755	$ 329,931	$ (301,384)	$ (11,334)	$ 32,464
Net income				4,079		4,079
BALANCES, DECEMBER 31, 2004	$ 3,496	$ 11,755	$ 329,931	$ (297,305)	$ (11,334)	$ 36,543

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Investment Management Services, Inc. ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   e. Advertising Costs - Advertising costs are charged to operations when incurred.

   f. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONCENTRATIONS OF CREDIT RISK

   The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

4. INCOME TAXES

The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $5,180 at December 31, 2004. A corresponding valuation allowance of the same amount was recorded at December 31, 2004.

As of December 31, 2004, the Company has available approximately $25,900 of unused net operating loss carryforwards for regular tax purposes, which expire through 2022.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $29,706 which was in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1.

6. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2004, therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

INVESTMENT MANAGEMENT SERVICES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

NET CAPITAL	
Total Stockholder's Equity	$ 36,543
Less Non-Allowed Assets:	
Other receivables	(5,118)
Fixed assets	(1,719)
Net Capital	$ 29,706
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 262
Other current liabilities	5,027
Total Aggregate Indebtedness	$ 5,289
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$24,706
Ratio of aggregate indebtedness to net capital	0.18 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net Capital per Company's fourth quarter FOCUS report	$ 29,538
Difference – Audit adjustments	168
Net Capital reported above	$ 29,706

INVESTMENT MANAGEMENT SERVICES, INC.
Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2004.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2004

The Company is exempted under Rule 15c3-3(k)(2)(ii).

* * * * *

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

February 9, 2005